PRICER

Year-End Report 2002

- **Significantly increased sales of SEK 73.9M (36.4)**
- **Increased sales of SEK 22.0M (10.8) for the fourth quarter**
- **Improved gross margin of 19 per cent (13)**
- **Increased gross margin of 24 (10) per cent for the fourth quarter**
- **Improved operating result of SEK -44.8M (-85.7)**
- **Orders received of SEK 55.0M (328.2)**
- **AWEK Nord C-POS systems, new partner in the German market**
- **TOSHIBA TEC EUROPE, new partner in the Belgian market**
- **Liquidity strengthened by SEK 91.1M through new share issue**
- **Liquid funds of SEK 70.5M (72.8).**

Operations

Orders received for the 2002 full-year amounted to SEK 55.0M (382.2) and to SEK 9.3M (6.6) for the fourth quarter. One of Pricer's largest customers, the Metro retail chain, accounted for approximately half of orders received. At the period end, the backlog amounted to approximately SEK 259M (337) and to approximately 29.3M (31.6) expressed in USD. The backlog includes an order for SEK 241M received from Ishida in 2001, which will be delivered to 2007 inclusive. The majority of Pricer's orders were made in USD and currency fluctuations affected the valuation of the backlog in SEK.

The action programme agreed in November 2001 was aimed at strengthening the sales and marketing operations. In addition, the revenue base would be broadened and a comprehensive reconstruction of the operations implemented to reduce costs. The majority of the programme was implemented during the first quarter and the effects of the cost reduction impacted gradually during 2002.

The partner strategy was reorganised and supplemented with direct sales to large international customers in selected markets. Pricer's subsidiary in France was re-started with a focus on sales to customers in France and Benelux. A sales and support organisation was formed for the Nordic market with an initial focus on Sweden and Norway. Early action was implemented to broaden the revenue base by supplementing services and products to existing customers. A restructuring of the operations was implemented and, as a consequence, costs were significantly reduced. A number of functions were outsourced and this resulted in a reduction of fixed costs and a more flexible use of resources.

During the year, Pricer began collaboration with two of Europe's leading cash system suppliers, which will sell, distribute and install Pricer's ESL systems. During the year, TOSHIBA TEC Europe in Belgium installed a number of ESL systems (Electronic Shelf Label) in stores in the Belgian market. The collaboration with AWEK Nord C-POS systems GmbH for the German market started at the end of the year. The company is a full-range supplier of POS systems (Point of Sales) to the retail trade in Germany.

In November 2002, Pricer moved its Swedish operations from Uppsala to Sollentuna.

MARKET
According to Pricer's evaluation, the market continued to grow with regard to an increase in the total installed base whilst the interest from an increasing number of large retail chains has become firmer. As previously announced, a large British retail chain has decided to install ESL. This has led to a significant increase in enquiries from other chains. As a logical consequence of the above, the large ESL operators have significantly increased their marketing activities. Pricer's assessment is that, following a number of years of high growth for its competitors, Pricer made a step forward during the year and recaptured market share.

The number of installations for Pricer in markets in Japan, Belgium, Sweden and Norway increased significantly during the year. Through its collaboration with Ishida, Pricer has increased its installation base in Japan to a presence in 25 retail chains in which the largest chains in the market are represented. In total, Pricer and its partners have installed systems in approximately 100 stores during the year. The rate of installation has increased during the fourth quarter. A strategically important breakthrough was also made in the French market where Pricer SA penetrated a region within the French retail chain, Leclerc. During the year, Pricer improved its market position and further strengthened its market position as market leader with the largest installed base of systems.

Net sales and results

2002
Net sales for 2002 amounted to SEK 73.9M (36.4). Deliveries were mainly made to Ishida, Metro and ICA. The gross profit amounted to SEK 14.0M (4.6). This is an improvement over the previous year, due mainly to increased sales and improved gross margins.

Operating expenses amounted to SEK 58.8M (90.3) and included one-off costs of SEK 1.5M (17.9). These one-off costs relate to expenditure for moving Pricer's Swedish operations from Uppsala to Sollentuna.

The operating result improved compared with 2001 and amounted to SEK -44.8M (-85.7) MSEK. The operating result, excluding one-off costs, improved to SEK -43.4M (-67.8).

Net financial income and expenses amounted to SEK -1.7M (41.2). It was affected by the fall of the USD in the first half of 2002. During the second half, financial income and expenses improved through interest income as a result of strengthened liquidity. The net result for 2001 was affected by the final settlement of the liability to Telxon, which resulted in financial income of SEK 46.8M.

The net result amounted to SEK -46.5M (-44.5).

Fourth quarter
Net sales amounted to SEK 22.0M (10.8). Gross profit amounted to SEK 5.3M (1.1) and operating expenses to SEK 16.9M (27.0). Operating expenses included one-off costs of SEK 1.2M (7.1). The consolidated operating result amounted to SEK -11.6M (-25.9) and the net result was SEK -10.9M (22.3).

NET SALES AND OPERATING RESULT, SEK M

	Full-year 2002	Full-year 2002	Oct-Dec 2002	Oct-Dec 2001
Net sales	73.9	36.4	22.0	10.8
Cost of sold goods	-59.9	-31.8	-16.7	-9.7
Gross profit	14.0	4.6	5.3	1.1
Expenses	-58.8	-90.3	-16.9	-27.0
Operating result	-44.8	-85.7	-11.6	-25.9
Gross margin, %	19 %	13 %	24 %	10 %

Financial position

The cash flow from current operations was SEK -69.5M (-71.2) for the full year and SEK -11.5M (-15.8) for the fourth quarter. Liquid funds amounted to SEK 70.5M (72.8).

During the year, a new share issue was implemented which raised SEK 91.1M for the company after issue costs. One of the members of the guarantee consortium has not paid his share of approximately SEK 1.7M. The shares have now been forfeited, the share capital reduced and Pricer is taking action against the guarantor for non-payment.

Liquid funds of approximately SEK 24M, which in accordance with the agreement for the sale of Intactix were deposited in a blocked account in a bank as security for potential agreement undertakings, were released in full to be at Pricer's disposal during the second quarter. The last remaining payment to Telxon was implemented during the second quarter.

Expenses of SEK 0.6M for the divestment of Intactix were charged to the cash flow of investment operations, but not the result, during 2002. Costs of approximately SEK 6M remain for the phasing out of the Intactix Group. These have been entered as a liability. The phasing out of the Intactix Group is taking longer than anticipated. It is not impossible that additional costs could arise.

The tax authority in Sweden has announced a changed assessment relating to VAT on issue costs of SEK 3.4M, which were declared in 1999 in accordance with the opinion of the National Tax Board applicable at that time. Pricer has appealed against the decision and has not entered the amount as a liability. Should the decision of the highest court be the same as that of the tax authority, Pricer will report the amount directly against equity.

Capital expenditure

Total capital expenditure for the year amounted to SEK 2.0M (1.1) and related mainly to computers and office equipment. All product development is written off.

Personnel

During 2002, the average number of employees amounted to 35 (44) whereas the number at 31 December 2002 amounted to 32 (43).

Parent company

During 2002, the parent company's net sales amounted to SEK 72.8M (35.9) and the result before appropriations was SEK -46.0M (-62.4). Capital expenditure amounted to SEK 1.3M (1.1). The parent company's liquid funds amounted to SEK 68.6M (43.3) at 31 December 2002.

Accounting principles

This Year-End Report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR20 Interim Reports.

Compared with the Annual Report for 2001, the following new recommendations have been applied from 1 January 2002:
RR1:00 Consolidated accounts, RR15 Intangible fixed assets, RR16 Provisions, contingent liabilities and contingent assets, and RR17 Write-downs. The application of these recommendations has not had any significant impact on the company's results and position.

Otherwise, the same accounting principles have been applied as in the latest Annual Report.

Forecast

The action programme aimed at achieving a faster improvement in the operating result by significantly reducing the fixed costs and improved margins. It is difficult to assess the continued market trend. However, there are positive signs of a general increase in interest.

The Board of Directors is of the opinion that the payment from the new share issue will meet Pricer's capital requirement until the operations generate a positive cash flow. This is expected to be achieved during the first half of 2004.

This forecast is unchanged from the Interim Report for the third quarter of 2002.

ANNUAL GENERAL MEETING AND DIVIDEND

The date of the 2003 Annual General Meeting has been changed and will be held on 22 May 2003 in Uppsala. The Board of Directors proposes that no dividend will be paid. It is expected that Annual Report will be published on 16 April 2003. It will be available to the general public at the company's premises in Bergkällavägen 20-22 in Sollentuna.

NEXT REPORTING DATE

The Interim Report for January-March 2003 will be published on 22 May 2003.

Sollentuna, 13 February 2003
Pricer AB (publ)

Board of Directors

For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB +46 8 50558200

Pricer AB (publ), founded in 1991 in Uppsala, has the world's leading position as a supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems that improves significantly customer profitability and productivity.

With the largest product range on the market, Pricer ESL System is installed in more than 300 stores in three continents. Among others, the second largest retailer in Europe and some of the largest retailers in Japan are customers to Pricer. Pricer, in cooperation with highly competent partners, offer a totally integrated solution together with the supplementary products, applications and services.

Pricer AB (publ) is quoted on the O-list of Stockholm Exchange. For further information, please visit Pricer´s website www.pricer.se . Registration to receive news releases automatically via e-mail can be made through the website.

CONSOLIDATED INCOME STATEMENT-SUMMARY	**Q4**	Q4	**Full Year**	Full Year
Amount in MSEK	**2002**	**2001**	**2002**	**2001**
Net sales	22,0	10,8	73,9	36,4
Cost of goods sold	-16,7	-9,7	-59,9	-31,8
Gross result	5,3	1,1	14,0	4,6
Sales and administrative expenses	-11,9	-21,7	-44,1	-73,5
Research and development costs	-5,0	-5,3	-14,7	-16,8
Operating result	-11,6	-25,9	-44,8	-85,7
Financial net	0,7	48,2	-1,7	41,2
Result after financial items	-10,9	22,3	-46,5	-44,5
Other taxes	0,0	0,0	0,0	0,0
Net result for the period	-10,9	22,3	-46,5	-44,5

Result per share, number of shares	**Q4**	Q4	**Full Year**	Full Year
	2002	**2001**	**2002**	**2001**
Net result per share in SEK	-0,03	0,09	-0,14	-0,19
Net result per share in SEK, with full dilution	-0,03	0,09	-0,14	-0,19
Number of shares, millions	332,3	238,6	332,3	238,6
Number of shares, millions, with full dilution	356,2	242,3	356,2	242,3

NET SALES BY GEOGRAPHIC MARKET	**Q4**	Q4	**Full Year**	Full Year
Amounts in MSEK	**2002**	2001	**2002**	2001
The Nordic Countries	**2,8**	1,0	**13,6**	2,9
The rest of Europe	**7,6**	4,3	**24,8**	12,6
Asia	**11,6**	5,3	**35,3**	18,5
The rest of the world	**0,0**	0,2	**0,2**	2,4
Total net sales	**22,0**	10,8	**73,9**	36,4

CONSOLIDATED BALANCE SHEET-SUMMERY		
Amounts in MSEK	**2002-12-31**	**2001-12-31**
Goodwill	-	-
Market and industrial rights	-	-
Patent and licence rights	15,9	19,2
Total Intangible fixed assets	15,9	19,2
Tangible fixed assets	3,6	2,9
Total fixed assets	19,5	22,1
Inventories	10,0	12,9
Current receivables	27,0	12,6
Cash and bank	70,5	72,8
Total current assets	107,5	98,3
TOTAL ASSETS	127,0	120,4
Shareholders' equity	88,0	43,2
Allocations	6,6	9,7
Short-term loans	0,0	21,3
Other current non interest-bearing liabilities	32,4	46,2
Total liabilities	32,4	67,5
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	127,0	120,4
Pledged assets	33,9	58,3
Contingent liabilities	-	-
Shareholders' equity per share, SEK	0,26	0,18
Shareholders' equity with full dilution, SEK	0,25	0,18

CHANGE IN SHAREHOLDERS' EQUITY	Full Year	Full Year
Amounts in MSEK	**2002**	**2001**
Shareholders' Equity at start of period	43,2	89,6
New share issue	91,1	-
Warrant employees	0,3	-
Translation difference	-0,1	-1,9
Net result for the period	-46,5	-44,5
Shareholders' Equity at end of period	88,0	43,2

CONSOLIDATED CASH FLOW STATEMENT-SUMMERY	Q4	Q4	Full year	Full Year
Amounts in MSEK	**2002**	**2001**	**2002**	**2001**
Result after financial items	**-10,9**	**22,3**	**-46,5**	**-44,5**
Adjustment for items which are not Included in the cash flow	**-4,6**	**-57,9**	**-0,4**	**-37,2**
Changes in working capital	**4,0**	**19,8**	**-22,6**	**10,5**
Cash flow from current operations	**-11,5**	**-15,8**	**-69,5**	**-71,2**
Cash flow from investment operations	**-1,1**	**0,7**	**-2,7**	**-6,7**
Cash flow from financial operations	**-0,4**	**-21,4**	**70,1**	**-21,4**
Cash flow in the period	**-13,0**	**-36,5**	**-2,1**	**-99,3**
Liquid funds at start of period	**82,5**	**109,6**	**72,8**	**169,2**
Exchange difference in liquid funds	**1,0**	**-0,3**	**-0,2**	**2,9**
Liquid funds at end of period	**70,5**	**72,8**	**70,5**	**72,8**
Less blocked bank deposits	**-0,2**	**-24,7**	**-0,2**	**-24,7**
Unutilised overdraft facility	**3,1**	**3,4**	**3,1**	**3,4**
Disposable funds at end of period	**73,4**	**51,5**	**73,4**	**51,5**

KEY RATIOS	Q4	Q3	Q2	Q1	Q4
Amount in MSEK	**2002**	2002	2002	2002	**2001**
Order Entry	**9,3**	4,9	18,1	22,7	**6,6**
Order Entry-moving 4 quarters	**55,0**	52,3	354,5	338,5	**328,2**
Net sales	**22,0**	13,7	20,5	17,7	**10,8**
Net sales-moving 4 quarters	**73,9**	62,7	56,8	45,8	**36,4**
Operating result	**-11,7**	-8,4	-11,7	-13,1	**-25,9**
Operating result-moving 4 quarters	**-44,9**	-59,1	-71,1	-78,6	**-85,7**
Net result for the period	**-10,9**	-8,0	-13,9	-13,7	**22,4**
Cash flow from operations	**-11,5**	-21,6	-11,8	-24,6	**-15,8**
Cash flow from operations-moving 4 quarters	**-69,5**	-73,8	-67,4	-75,4	**-71,2**
Number of employees, end of period	**32**	31	37	40	**43**
Equity/assets ratio	**69%**	72%	70%	26%	**36%**
Debt/equity ratio	**0,80**	0,85	0,91	-0,88	**-2,15**


Net sales, MSEK
80
70
60
50
40
30
20
10
0
Q4 '01
Q1 '02
Q2 '02
Q3 '02
Q4 '02
Pricer
Moving 4 quarters Pricer ESL


Operating result MSEK
Q4 '01
Q1 '02
Q2 '02
Q3 '02
Q4 '02
0
-25
-50
-75
-100
Pricer ESL
Moving 4 quarters, Pricer ESL


Cash flow from operations, MSEK
Q4 '01
Q1 '02
Q2 '02
Q3 '02
Q4 '02
Operating cash flow each Q
0
-10
-20
-30
-40
Moving 4 quarters
0
-25
-50
-75
-100
Group
Moving 4 quarters Pricer ESL


Number of employees
50
40
30
20
10
0
Q4 '01
Q1 '02
Q2 '02
Q3 '02
Q4 '02


Order Entry, MSEK
450
400
350
300
250
200
150
100
50
0
Q4 '01
Q1 '02
Q2 '02
Q3 '02
Q4 '02
Pricer ESL
Moving 4 quarters


Net result, MSEK
50
25
0
-25
-50
-75
Q4 '01
Q1 '02
Q2 '02
Q3 '02
Q4 '02
Pricer Group
Moving 4 quarters